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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):

|X|Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR For Period Ended: December 31, 2000
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|_|      Transition Report on Form 10-K
|_|      Transition Report on Form 20-F
|_|      Transition Report on Form 11-K
|_|      Transition Report on Form 10-Q
|_|      Transition Report on Form N-SAR


For the Transition Period Ended: _____________________________________________

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: .......................

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Part I--Registrant Information

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Full Name of Registrant:                             EcoScience Corporation
Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
                               17 Christopher Way
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City, State and Zip Code
                           Eatontown, New Jersey 07724
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Part II--Rules 12b-25 (b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, II -K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarter report or transition report on Form 10-K, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, I I-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Registrant and affiliates filed today a voluntary petition for relief under the reorganization provisions of the United States Bankruptcy Code to implement an agreement reached with its lenders for the restructuring of its debt. Registrant and affiliates also have filed a plan of reorganization and related disclosure statement with the Bankruptcy Court. Under the plan of reorganization, all of the currently issued and outstanding shares of common stock of Registrant will be eliminated without consideration. Due to the complexities involved in preparing for the bankruptcy, the Registrant is unable to file its Report on Form 10-K for the year ended December 31, 2000 within the prescribed time period without unreasonable effort and expense.

                                                 (Attach Extra Sheets if Needed)
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Part IV--Other Information

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         (1) Name and telephone number of person to contact in regard to this notification:
                    Kenneth S. Hollander               (732) 676-3000
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         (2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   |X| Yes          |_|  No

         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                   |_| Yes          |X|  No


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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             EcoScience Corporation

                (Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2001             By: /s/ Kenneth S. Hollander
                                     -------------------------------------------
                                     Kenneth S. Hollander, Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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